[NII HOLDINGS, INC. LETTERHEAD]
June 29, 2007
VIA EDGAR AND FACSIMILE
Nicholas Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
     Re: Schedule TO filed on June 22, 2007
Dear Mr. Panos:
     In response to the conversation between you and our counsel, Charles Kemp of Williams Mullen, NII Holdings, Inc. (the “Company”) is submitting the following information regarding the Schedule TO filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 22, 2007 relating to the Company’s offer of premium (the “Offer”) upon conversion of its 2 7/8% Convertible Notes due 2034 (the “Notes”).
     You have asked the Company to explain the consideration it has given to the applicability of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the Offer.
     As you know, a “going private” transaction under Rule 13e-3 is generally defined as any transaction or series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:
•	causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

•	causing any class of equity securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Nicholas Panos
Securities and Exchange Commission
June 29, 2007

     Rule 13e-3 is not applicable to the Offer, because the Offer will not produce either of the effects of a “going private” transaction under Rule 13e-3. In reliance on Rule 12g5-1 under the Exchange Act and Telephone Interpretation No. M.30 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, the Company determined that there were significantly less than 300 holders of record of the Notes immediately preceding the initiation of the Offer (less than 30). Therefore, the Offer could not have the effect of reducing the number of shareholders of record to below 300. In addition, the Notes were not listed on a national securities exchange and were not authorized to be quoted on an inter-dealer quotation system of a registered national securities association immediately prior to the initiation of the Offer.
     If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5109.
     Thank you for your assistance in this matter.

Yours truly,
/s/ Gary D. Begeman
Gary D. Begeman
Vice President, General Counsel and Secretary